SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2016

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 000-01999

Full Title of Plan:

IHCC Retirement Savings Plan and Trust

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Investors Heritage Capital Corporation and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

IHCC RETIREMENT SAVINGS PLAN AND TRUST

Date: June 19, 2017

BY: 
Harry Lee Waterfield II
Chairman of the Board, President
Investors Heritage Capital Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Larry J. Johnson, being the President and Vice President, Chief Financial Officer, respectively, of Investors Heritage Capital Corporation, hereby certify as of this 19th day of June, 2017, that the Form 11-K for the year ended December 31, 2016 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the IHCC Retirement Savings Plan and Trust.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Investors Heritage Capital Corporation and will be retained by Investors Heritage Capital Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

INVESTORS HERITAGE CAPITAL CORPORATION



DATE: June 19, 2017

BY: Harry Lee Waterfield II
President



DATE: June 19, 2017

BY: Larry J. Johnson
Vice President - Chief Financial Officer

Financial Statements

IHCC RETIREMENT SAVINGS PLAN AND TRUST

December 31, 2016 and 2015

IHCC Retirement Savings Plan and Trust

Audited Financial Statements

Years Ended December 31, 2016 and 2015

Contents


MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the IHCC Retirement Savings Plan and Trust (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 19, 2017

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

IHCC Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2016	**2015**
Assets		
Investments, at fair value:		
Investors Heritage Capital Corporation common stock	**$ 4,231,645**	$ 5,241,377
Cash	**140**	68
Net assets available for benefits	**$ 4,231,785**	$ 5,241,445

See accompanying notes.

IHCC Retirement Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2016	**2015**
Additions:		
Dividend and interest income	**$ 58,084**	$ 61,838
Deductions:		
Net depreciation in fair value of investments	**(767,793)**	(685,645)
Distributions to participants	**(293,142)**	(444,090)
Administrative expenses	**(6,809)**	(6,972)
	(1,067,744)	(1,136,707)
Net decrease	**(1,009,660)**	(1,074,869)
Net assets available for benefits at beginning of year	**5,241,445**	6,316,314
Net assets available for benefits at end of year	**$ 4,231,785**	$ 5,241,445

See accompanying notes.

IHCC Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2016 and 2015

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the IHCC Retirement Savings Plan and Trust (the Plan) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative U.S. GAAP.

Valuation of Investments and Income Recognition

Investments are stated at fair value based upon quoted market prices on the last business day of the Plan year. Quoted market prices are based on the last reported sales price on the last business day of the year, and securities traded in the over-the-counter market for which no sale was reported on that date are valued at bid quotations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of investments from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan as determined by Investors Heritage Capital Corporation (Investors Heritage Capital or the Sponsor).

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

All new accounting standards and updates of existing standards issued through the date of this filing were considered by management and did not relate to accounting policies and procedures pertinent to the Company at this time or were not expected to have a material impact to the financial statements.

Subsequent Events

Management has evaluated all events subsequent to December 31, 2016 through the date that these financial statements have been issued.

2. Description of the Plan

The Plan is a defined contribution plan, sponsored by Investors Heritage Capital that was established as an incentive to eligible employees of Investors Heritage Capital, Investors Heritage Life Insurance Company (Investors Heritage Life), and Investors Heritage Printing, Inc. (collectively, the Participating Companies).

On June 21, 2012, the Board of Directors of Investors Heritage Capital authorized an amendment to the Plan, under which, effective June 30, 2012, participants in the Plan shall not be eligible to elect to defer and contribute compensation earned to the Plan; the Participating Companies will not make any matching contributions to the Plan; and the Plan will not accept rollover contributions.

The Plan includes an employee stock ownership plan (ESOP) fund. All participant and employer matching contributions credited to a participant's account that are invested in qualifying employer securities are invested in the ESOP fund. Dividends paid on qualified employer securities held in the ESOP fund are either reinvested in the ESOP fund or paid directly to the participant, at their election.

The Plan is administered by a committee appointed by the Board of Directors of Investors Heritage Capital. Investors Heritage Capital has a Service and Expense Agreement with The Principal Financial Group (The Principal) whereby The Principal provides various administrative services to the Plan and its participants. In conjunction with this Agreement with The Principal, Investors Heritage Capital has a Trust Agreement with respect to the ESOP fund assets with Matrix Trust Company (Matrix) (formerly, Wilmington Trust Retirement and Institutional Services Company). Purchases of investments in Investors Heritage Capital common stock by Matrix for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Investors Heritage Capital or Investors Heritage Life.

2. Description of the Plan (continued)

Each participant's account is credited with an allocation of (a) Plan earnings and (b) prior to June 30, 2012, participant's contributions and an allocation of Employer contributions. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to pay administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the Participating Companies also will be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of cash or in the form of employer securities allocated to their account. During 2016 and 2015, the number of shares distributed to participants were 816 and 5,126, respectively. Prior to selling or otherwise disposing of any Investors Heritage Capital common stock held within the Plan, a former participant must first offer to sell it to the Participating Companies at fair market value as determined by an independent appraiser. During 2016 and 2015, the Participating Companies repurchased from the Plan 11,296 and 12,751 shares of Investors Heritage Capital common stock, respectively, at prices determined by an independent appraiser.

When an employee withdraws from the Plan, the non-vested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

The Board of Directors of Investors Heritage Capital is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Participating Companies may, at any time, terminate their participation in the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investments

Included in investments at December 31, 2016 and 2015 are shares of the Sponsor's common stock with a fair value of $4,231,645 and $5,241,377, respectively. This investment represents 100% of total investments at December 31, 2016 and 2015. A significant decline in the market value of the Sponsor's stock would significantly affect the net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Retirement Committee believes the Plan is being operated in compliance with the applicable provisions of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5. Transactions with Related Parties

At December 31, 2016 and 2015, the Plan held 264,478 and 276,590 shares, respectively, of common stock of Investors Heritage Capital, with a cost basis of $4,917,351 and $5,142,545, respectively. The Plan held 19.6% and 20.3% of the total available shares of Investors Heritage Capital common stock issued and outstanding as of December 31, 2016 and 2015, respectively. During 2016 and 2015, the Plan recorded dividend income on the common stock of $58,084 and $61,838, respectively. In addition, during 2016 and 2015, the Plan had sales of the common stock of $228,883 and $279,338, respectively.

Certain administrative expenses for the Plan have been paid by the Participating Companies. The Plan was charged $6,809 and $6,972 for administrative services in connection with the independent valuation of Investors Heritage Capital common stock during 2016 and 2015, respectively.

6. Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

7. Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We also consider the impact on fair value of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described as follows:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

7. Fair Values of Financial Instruments (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported in an inactive market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2016 and 2015.

	December 31, 2016			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ -	$ 4,231,645	$ -	$ 4,231,645

	December 31, 2015			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ -	$ 5,241,377	$ -	$ 5,241,377

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-115680) of Investors Heritage Capital Corporation, of our report dated June 19, 2017, relating to the financial statements of the IHCC Retirement Savings Plan and Trust, which appears in this Form 11-K for the year ended December 31, 2016.



Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 19, 2017